1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐     No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

FOR IMMEDIATE RELEASE

CONTACT
Elizabeth Sun
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568-2085
Topics in This Report
•	Revenue Analysis

•	Profit & Expense Analysis

•	Financial Condition Review

•	Cash Flow

•	CapEx & Capacity

•	Recap of Recent Important Events & Announcements
Operating Results Review:
Summary:

(Amounts are on consolidated basis and are in NT
billions except otherwise noted)	3Q09	2Q09	3Q08	QoQ	YoY

EPS (NT$ per common share)	1.18	0.94	1.17	24.8%	0.3%
(US$ per ADR unit)	0.18	0.14	0.19

Consolidated Net Sales	89.94	74.21	92.98	21.2%	(3.3%)
Gross Profit	42.86	34.30	43.09	25.0%	(0.5%)
Gross Margin	47.7%	46.2%	46.3%

Operating Expense	(10.87)	(9.17)	(10.18)	18.6%	6.9%
Operating Income	31.99	25.13	32.91	27.3%	(2.8%)
Operating Margin	35.6%	33.9%	35.4%
Non-Operating Items	0.97	1.26	1.51

Net Income	30.55	24.44	30.57	25.0%	(0.1%)
Net Profit Margin	34.0%	32.9%	32.9%

Wafer Shipment (kpcs 8 inch-equiv.)	2,445	1,971	2,411	24.0%	1.4%
Note: Total outstanding shares were 25,901mn units on 9/30/09
Financial Highlights:
Third Quarter 2009
•	Consolidated net sales were NT$89.94 billion, representing a 21.2% growth from NT$74.21 billion in 2Q09 and a 3.3% decline from NT$92.98 billion in 3Q08.

•	Gross margin was 47.7%, 1.5 percentage points higher than 2Q09 and 1.4 percentage points higher than 3Q08.

•	Operating margin was 35.6%, 1.7 percentage points higher than 2Q09 and 0.2 percentage point higher than 3Q08. Operating expenses were NT$10.87 billion, NT$1.7 billion and NT$0.69 billion higher than prior and year-ago quarter, respectively.

•	The combined result from non-operating income and long-term investments was a gain of NT$0.97 billion, comparing with a gain of NT$1.26 billion in 2Q09 and a gain of NT$1.51 billion in 3Q08.

•	Consolidated net income attributable to shareholders of the parent company was NT$30.55 billion, 25.0% increase from prior quarter. Net profit margin was 34.0% and diluted EPS was NT$1.18.

TSMC October 29, 2009	Page 2
I. Revenue Analysis
I. Wafer Sales Analysis

By Application	3Q09	2Q09	3Q08
Computer	30%	28%	33%
Communication	46%	45%	41%
Consumer	18%	21%	20%
Industrial/Others	6%	6%	6%

By Technology	3Q09	2Q09	3Q08
40/45nm	4%	1%	0%
65nm	31%	28%	25%
90nm	18%	23%	26%
0.11/0.13um	14%	13%	15%
0.15/0.18um	21%	23%	22%
0.25/0.35um	9%	9%	9%
0.50um+	3%	3%	3%

By Customer Type	3Q09	2Q09	3Q08
Fabless/System	80%	82%	70%
IDM	20%	18%	30%

By Geography	3Q09	2Q09	3Q08
North America	70%	65%	74%
Asia Pacific	13%	18%	11%
China	3%	3%	1%
Europe	11%	11%	11%
Japan	3%	3%	3%
Revenue Analysis:
3Q09 business saw a continued improvement with demand growing across the board. Sequentially, revenues from computer applications grew the most with 29% quarter-over-quarter growth rate, followed by communication’s 25% and consumer’s 11%, respectively.
As a result of continued ramp-up of our 40/45nm technology, revenues from 40/45nm were more than quadrupled during the quarter and accounted for 4% of total wafer sales. Meanwhile, revenues from 65nm and 90nm each accounted for 31% and 18% of total wafer sales. Overall, revenues from advanced technologies (0.13-micron and below) represented 67% of total wafer sales, two percentage points up from prior quarter.
Revenues from IDM customers accounted for 20% of total wafer sales in 3Q09, two percentage points increase from 2Q09.
From a geographic perspective, revenues from customers based in North America accounted for 70% of total wafer sales, five percentage points up from prior quarter. Meanwhile, sales from Asia Pacific, China, Europe and Japan accounted for 13%, 3%, 11%, and 3% of total wafer sales, respectively.
II. Profit & Expense Analysis
II - 1. Gross Profit Analysis

(In NT billions)	3Q09	2Q09	3Q08

COGS	47.08	39.91	49.89
Depreciation	18.37	18.54	19.06
Other MFG Cost	28.71	21.37	30.83

Gross Profit	42.86	34.30	43.09

Gross Margin	47.7%	46.2%	46.3%
Gross Profit Analysis:
Gross margin for the third quarter 2009 was 47.7%, up from 46.2% of prior quarter. The 1.5 percentage points improvement in gross margin was primarily due to a higher level of capacity utilization and continued cost improvement, partially offset by a decline in pure price and unfavorable exchange rate.

TSMC
October 29, 2009	Page 3
II - 2. Operating Expenses

(In NT billions)	3Q09	2Q09	3Q08

Total Operating Exp.	10.87	9.17	10.18
SG&A	4.67	4.07	4.20
Research & Development	6.20	5.10	5.98
Total Operating Exp. as a % of Sales	12.1%	12.3%	10.9%
Operating Expenses:
Total operating expenses for 3Q09 increased by NT$1.70 billion to NT$10.87 billion, representing 12.1% of net sales, better than 12.3% of net sales in 2Q09.
SG&A expenses increased by NT$0.60 billion from 2Q09. The increase was mainly due to higher legal fee and a one-time donation.
Research and development expenditures increased by NT$1.1 billion sequentially, primarily due to increased activities in 28nm and 22nm technology development.
II — 3. Non-Operating Items

(In NT billions)	3Q09	2Q09	3Q08

Non-Operating Inc./(Exp.)	0.52	1.15	1.33
Net Interest Income/(Exp.)	0.42	0.56	1.15
Other Non-Operating	0.10	0.59	0.18

L-T Investments	0.45	0.11	0.18
SSMC	0.26	0.19	0.15
Others	0.19	(0.08)	0.03

Total Non-Operating Items	0.97	1.26	1.51
Non-Operating Items:
Combined result from non-operating income and long-term investments was a gain of NT$0.97 billion for third quarter 2009.
Non-operating income was NT$0.52 billion, lower than NT$1.15 billion in 2Q09. The sequential decline was primarily due to the absence of litigation compensation and less interest income.
Net investment gain was NT$0.45 billion, higher than NT$0.11 billion of prior quarter, mainly due to continued business improvement among invested companies.
III. Financial Condition Review
III — 1. Liquidity Analysis
(Selected Balance Sheet Items)

(In NT billions)	3Q09	2Q09	3Q08

Cash & Marketable Securities	180.32	246.77	158.17
Accounts Receivable — Trade	35.88	33.38	45.33
Inventory	19.18	18.97	21.82
Total Current Assets	244.24	309.42	232.35
Accounts Payable	26.30	25.96	17.75
Current Portion of Bonds Payable	0.00	0.00	8.00
Dividends Payable	0.00	77.17	0.00
Accrued Employee Profit Sharing	8.62	11.49	13.28
Accrued Liabilities and Others	20.09	15.01	23.10
Total Current Liabilities	55.01	129.63	62.13
Current Ratio (x)	4.4	2.4	3.7
Net Working Capital	189.23	179.79	170.22
Liquidity Analysis:
At the end of 3Q09, total cash and marketable securities decreased by NT$66.45 billion to NT$180.32 billion. We paid NT$76.88 billion for cash dividends and generated NT$14.62 billion of free cash flow during this quarter.
Total current liabilities decreased by NT$74.62 billion in this quarter, primarily due to payment of cash dividends.
Net working capital was NT$189.23 billion and current ratio increased to 4.4x.

TSMC
October 29, 2009	Page 4
III - 2. Receivable/Inventory Days

(In Number of Days)	3Q09	2Q09	3Q08

Days of Receivable	36	30	43
Days of Inventory	41	42	45
Receivable and Inventory Days:
Sequentially, days of receivable increased by six days to 36 days in 3Q09, mainly due to average accounts receivable growing faster than sales. The quality of collection remains the same.
Days of inventory decreased by one day to 41 days.
III - 3. Debt Service

(In NT billions)	3Q09	2Q09	3Q08

Cash & Marketable Securities	180.32	246.77	158.17
Interest-Bearing Debt	15.33	15.57	23.41
Net Cash Reserves	164.99	231.20	134.76
Debt Service:
Net cash reserves, defined as the excess of cash and short-term marketable securities over interest-bearing debt, decreased by NT$66.21 billion to NT$164.99 billion at the end of 3Q09, primarily due to cash dividend payment, net off by free cash flow generated during this quarter.
IV. Cash Flow
IV - 1.1. Cash Flow Analysis

(In NT billions)	3Q09	2Q09	3Q08

Net Income	30.55	24.44	30.57
Depreciation & Amortization	20.00	20.05	20.69
Employee Profit Sharing Payment*	(7.49)	n.a	n.a
Other Operating Sources/(Uses)	3.60	(19.97)	4.64
Total Operating Sources/(Uses)	46.66	24.52	55.90

Capital Expenditure	(32.04)	(7.42)	(10.38)
Marketable Financial Instruments	(18.94)	1.68	(18.07)
Other Investing Sources/(Uses)	(0.53)	(0.25)	1.93
Net Investing Sources/(Uses)	(51.51)	(5.99)	(26.52)

Cash Dividends	(76.88)	0.00	(76.78)
Employee Profit Sharing Payment*	n.a	n.a	(3.94)
Purchase of Treasury Stock	0.00	0.00	(23.81)
Other Financing Sources/(Uses)	(0.11)	(0.34)	(0.43)
Net Financing Sources/(Uses)	(76.99)	(0.34)	(104.96)

Net Cash Position Changes	(81.84)	18.19	(75.58)

Exchange Rate Changes & Others	(0.74)	(1.93)	2.68

Ending Cash Balance	156.94	239.52	112.45

*	Starting 2008, Taiwan accounting rule requires company to expense employee profit sharing
Summary of Cash Flow:
Cash generated from operating activities totaled NT$46.66 billion during the quarter, up from NT$24.52 billion in 2Q09 as a result of higher level of business activities, partially offset by NT$7.49 billion for 2008 employee profit sharing payment.
Net cash used in investing activities was NT$51.51 billion in 3Q09, reflecting the capital expenditures of NT$32.04 billion and investments in fixed income instruments of NT$14.83 billion.
Net cash used in financing activities was NT$76.99 billion during the quarter, as we paid NT$76.88 billion for cash dividends.
As a result, TSMC ended 3Q09 with a cash balance of NT$156.94 billion.

TSMC
October 29, 2009	Page 5
Operating and Free Cash Flows:
Cash flows generated from operating activities were NT$46.66 billion during the quarter. Free cash flow, defined as the excess of operating cash flows over capital expenditures, totaled NT$14.62 billion in 3Q09, compared to NT$17.10 billion in 2Q09.
V. CapEx & Capacity
V - 1. Capital Expenditures

(In US millions)	1Q09	2Q09	3Q09	YTD

TSMC	161	218	963	1,342
XinTec and GUC	2	3	6	11
TSMC China & WaferTech	3	3	0	6
Other TSMC Subsidiaries	0	0	2	2

Total TSMC	166	224	971	1,361
Capital Expenditures:
Capital expenditures for TSMC on a consolidated basis totaled US$971 million in 3Q09.
First quarter through third quarter 2009, total capital expenditures reached US$1.36 billion. Due to stronger demand for 40nm and 65nm technologies, TSMC 2009 capital expenditures are further raised and expected to be around US$2.7 billion.
V-2. Capacity

	2008	1Q09	2Q09	3Q09	4Q09	2009
Fab / (Wafer size)	(A)	(A)	(A)	(A)	(F)	(F)
Fab-2 (6”)(1)	1,056	274	280	283	283	1,121
Fab-3 (8”)	1,100	286	289	292	283	1,150
Fab-5 (8”)	650	162	149	144	144	599
Fab-6 (8”)	1,082	295	284	287	287	1,154
Fab-8 (8”)	1,076	275	271	265	255	1,066
Fab-12 (12”)(2)	840	218	219	199	243	879
Fab-14 (12”)(2)	818	238	238	239	243	958
WaferTech (8”)	420	106	107	109	109	431
TSMC China (8”)	453	128	134	135	135	531
TSMC total capacity (8” equiv. Kpcs)	9,104	2,431	2,419	2,379	2,467	9,695
SSMC (8”)	272	64	65	65	65	259
Total managed capacity (8” equiv. Kpcs)	9,377	2,495	2,483	2,444	2,532	9,955

(1)	Figures represent number of 6” wafers. Conversion to 8"-equivalent wafers is obtained by dividing this number by 1.78

(2)	Figures represent number of 12” wafers. Conversion to 8"-equivalent wafers is obtained by multiplying this number by 2.25
Capacity:
Total managed capacity was 2,444K 8-inch equivalent wafers in the third quarter, decreased by 1.6% from 2,483K in 2Q09, mainly due to capacity migration to advanced nodes.
TSMC managed capacity in 4Q09 is expected to increase by 3.6% to reach 2,532K 8-inch equivalent wafers.
Total managed capacity in 2009 is expected to reach 9,955K 8-inch equivalent wafers, representing an increase of 6.2% from 9,377K 8-inch equivalent wafers in 2008, while capacity for 12-inch wafer fabs is expected to increase by 11% year-over-year, reaching 42% of total capacity.

TSMC
October 29, 2009	Page 6
VI. Recap of Recent Important Events & Announcements
•	TSMC Collaborates With Suppliers To Complete Taiwan’s First Supply Chain Carbon Inventory. (2009/09/21)

•	Fujitsu Microelectronics and TSMC To Collaborate On 28nm Process Technology. (2009/08/27)

•	TSMC Has Become the First Foundry Not Only To Achieve 28nm Functional 64Mb SRAM Yield, But Also To Achieve It Across All Three 28nm Nodes. (2009/8/24)

•	TSMC Adds High-K Metal Gate Low Power Process To 28nm Road Map. Risk Production Is Expected In Q3 2010. (2009/08/24)

•	IDT And TSMC Enter Product Fabrication Agreement. (2009/08/06)

•	TSMC Extends Design Methodology Leadership To 28nm With Reference Flow 10.0. (2009/07/22)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES Consolidated Condensed Balance Sheets (Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	September 30,			June 30,		September 30,
	2009 (unaudited)			2009 (audited)		2008 (unaudited)		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
ASSETS
Current Assets
Cash and Cash Equivalents	$4,874	$156,935	29.0	$239,517	40.8	$112,446	20.4	($82,582)	(34.5)	$44,489	39.6
Investments in Marketable Financial Instruments	726	23,384	4.3	7,252	1.2	45,724	8.3	16,132	222.4	(22,340)	(48.9)
Accounts Receivable — Trade	1,114	35,881	6.6	33,384	5.7	45,333	8.2	2,497	7.5	(9,452)	(20.9)
Inventories, Net	596	19,176	3.5	18,974	3.2	21,817	4.0	202	1.1	(2,641)	(12.1)
Other Current Assets	275	8,865	1.7	10,292	1.8	7,029	1.3	(1,427)	(13.9)	1,836	26.1

Total Current Assets	7,585	244,241	45.1	309,419	52.7	232,349	42.2	(65,178)	(21.1)	11,892	5.1

Long-Term Investments	1,197	38,553	7.1	32,498	5.5	41,874	7.6	6,055	18.6	(3,321)	(7.9)

Properties, Plant and Equipment	28,318	911,844	168.3	881,897	150.1	849,818	154.5	29,947	3.4	62,026	7.3
Less: Accumulated Depreciation	(20,963)	(675,028)	(124.6)	(656,826)	(111.8)	(597,523)	(108.6)	(18,202)	2.8	(77,505)	13.0

Properties, Plant and Equipment, Net	7,355	236,816	43.7	225,071	38.3	252,295	45.9	11,745	5.2	(15,479)	(6.1)

Other Assets	692	22,287	4.1	20,555	3.5	23,481	4.3	1,732	8.4	(1,194)	(5.1)

Total Assets	$16,829	$541,897	100.0	$587,543	100.0	$549,999	100.0	($45,646)	(7.8)	($8,102)	(1.5)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts Payables	$330	$10,633	2.0	$10,105	1.7	$9,671	1.8	$528	5.2	$962	10.0
Payables to Contractors and Equipment Suppliers	486	15,666	2.9	15,853	2.7	8,082	1.4	(187)	(1.2)	7,584	93.8
Accrued Expenses and Other Current Liabilities	882	28,401	5.2	103,363	17.6	36,124	6.6	(74,962)	(72.5)	(7,723)	(21.4)
Current Portion of Bonds Payable and Long-Term Debts	10	309	0.1	309	0.1	8,258	1.5	—	(0.1)	(7,949)	(96.3)

Total Current Liabilities	1,708	55,009	10.2	129,630	22.1	62,135	11.3	(74,621)	(57.6)	(7,126)	(11.5)

Bonds Payable	140	4,500	0.8	4,500	0.8	4,500	0.8	—	—	—	—
Other Long-Term Liabilities	489	15,761	2.9	16,060	2.7	17,541	3.2	(299)	(1.9)	(1,780)	(10.1)

Total Liabilities	2,337	75,270	13.9	150,190	25.6	84,176	15.3	(74,920)	(49.9)	(8,906)	(10.6)

Shareholders’ Equity Attributable to Shareholders of the Parent
Capital Stock at Par Value	8,044	259,007	47.8	258,964	44.1	259,042	47.1	43	0.0	(35)	(0.0)
Capital Surplus	1,722	55,440	10.2	55,331	9.4	50,463	9.2	109	0.2	4,977	9.9
Legal Capital Reserve (2)	2,401	77,317	14.3	77,317	13.2	67,324	12.2	—	—	9,993	14.8
Special Capital Reserve (2)	—	—	—	—	—	392	0.1	—		(392)	(100.0)
Unappropriated Earnings (2)	2,233	71,899	13.3	41,348	7.0	103,063	18.7	30,551	73.9	(31,164)	(30.2)
Treasury Stock	—	—	—	—	—	(16,500)	(3.0)	—		16,500	(100.0)
Others	(24)	(778)	(0.2)	801	0.1	(1,708)	(0.3)	(1,579)	(197.1)	930	(54.5)

Total Equity Attributable to Shareholders of the Parent	14,376	462,885	85.4	433,761	73.8	462,076	84.0	29,124	6.7	809	0.2
Minority Interests	116	3,742	0.7	3,592	0.6	3,747	0.7	150	4.2	(5)	(0.2)

Total Shareholders’ Equity	14,492	466,627	86.1	437,353	74.4	465,823	84.7	29,274	6.7	804	0.2

Total Liabilities & Shareholders’ Equity	$16,829	$541,897	100.0	$587,543	100.0	$549,999	100.0	($45,646)	(7.8)	($8,102)	(1.5)

Note :

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the rate of NT$32.2 as of September 30, 2009.

(2)	Certain prior period balances have been reclassified to conform to the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Consolidated Condensed Income Statements
For the Three Months Ended September 30, 2009, June 30, 2009, September 30, 2008
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	3Q 2009			2Q 2009		3Q 2008		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
Net Sales	$2,742	$89,936	100.0	$74,212	100.0	$92,979	100.0	$15,724	21.2	($3,043)	(3.3)
Cost of Sales	(1,435)	(47,078)	(52.3)	(39,916)	(53.8)	(49,885)	(53.7)	(7,162)	17.9	2,807	(5.6)

Gross Profit	1,307	42,858	47.7	34,296	46.2	43,094	46.3	8,562	25.0	(236)	(0.5)

Operating Expenses Research and Development Expenses	(189)	(6,202)	(6.9)	(5,096)	(6.9)	(5,981)	(6.4)	(1,106)	21.7	(221)	3.7
General and Administrative Expenses	(108)	(3,541)	(3.9)	(2,881)	(3.8)	(2,979)	(3.2)	(660)	22.9	(562)	18.9
Sales and Marketing Expenses	(35)	(1,131)	(1.3)	(1,192)	(1.6)	(1,217)	(1.3)	61	(5.1)	86	(7.0)

Total Operating Expenses	(332)	(10,874)	(12.1)	(9,169)	(12.3)	(10,177)	(10.9)	(1,705)	18.6	(697)	6.9

Income from Operations	975	31,984	35.6	25,127	33.9	32,917	35.4	6,857	27.3	(933)	(2.8)

Non-Operating Income, Net	16	519	0.5	1,156	1.6	1,328	1.4	(637)	(55.1)	(809)	(60.9)
Investment Gains	14	454	0.5	106	0.1	185	0.2	348	328.8	269	144.5

Income before Income Tax	1,005	32,957	36.6	26,389	35.6	34,430	37.0	6,568	24.9	(1,473)	(4.3)

Income Tax Expenses	(70)	(2,285)	(2.5)	(1,943)	(2.7)	(3,658)	(3.9)	(342)	17.6	1,373	(37.5)

Net Income	935	30,672	34.1	24,446	32.9	30,772	33.1	6,226	25.5	(100)	(0.3)

Minority Interests	(3)	(121)	(0.1)	(4)	—	(198)	(0.2)	(117)	3055.4	77	(38.8)

Net Income Attributable to Shareholders of the Parent	932	30,551	34.0	24,442	32.9	30,574	32.9	6,109	25.0	(23)	(0.1)

Earnings per Share — Diluted	$0.04	$1.18		$0.94		$1.17		$0.24	24.8	$0.01	0.3

Earnings per ADR — Diluted (2)	$0.18	$5.88		$4.71		$5.86		$1.17	24.8	$0.02	0.3

Weighted Average Outstanding Shares - Diluted (‘M) (3)		25,984		25,944		26,070

Note :

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD32.797 for the third quarter of 2009.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 26,070M shares for 3Q08 after the retroactive adjustments for stock dividends

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Audited Consolidated Condensed Income Statements
For the Nine Months Ended September 30, 2009 and 2008
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	For the Nine Months Ended September 30
	2009			2008		YoY
	USD	NTD	%	NTD	%	Amount	%
Net Sales	$6,148	$203,648	100.0	$268,595	100.0	($64,947)	(24.2)
Cost of Sales	(3,593)	(119,014)	(58.4)	(147,041)	(54.7)	28,027	(19.1)

Gross Profit	2,555	84,634	41.6	121,554	45.3	(36,920)	(30.4)

Operating Expenses
Research and Development Expenses	(454)	(15,026)	(7.4)	(16,655)	(6.2)	1,629	(9.8)
General and Administrative Expenses	(242)	(8,017)	(4.0)	(8,811)	(3.3)	794	(9.0)
Sales and Marketing Expenses	(98)	(3,271)	(1.6)	(3,674)	(1.4)	403	(11.0)

Total Operating Expenses	(794)	(26,314)	(13.0)	(29,140)	(10.9)	2,826	(9.7)

Income from Operations	1,761	58,320	28.6	92,414	34.4	(34,094)	(36.9)

Non-Operating Income, Net	61	2,028	1.0	4,923	1.8	(2,895)	(58.8)
Investment Gains (Losses)	(8)	(253)	(0.1)	1,042	0.4	(1,295)	(124.3)

Income before Income Tax	1,814	60,095	29.5	98,379	36.6	(38,284)	(38.9)

Income Tax Expenses	(105)	(3,489)	(1.7)	(10,497)	(3.9)	7,008	(66.8)

Net Income	1,709	56,606	27.8	87,882	32.7	(31,276)	(35.6)

Minority Interests	(2)	(54)	—	(395)	(0.1)	341	(86.3)

Net Income Attributable to Shareholders of the Parent	1,707	56,552	27.8	87,487	32.6	(30,935)	(35.4)

Earnings per Share — Diluted	$0.07	$2.18		$3.33		($1.15)	(34.6)

Earnings per ADR — Diluted (2)	$0.33	$10.88		$16.64		($5.76)	(34.6)

Weighted Average Outstanding Shares — Diluted (‘M) (3)		25,981		26,290

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 33.122 for the nine months ended September 30, 2009.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 26,290M shares for the nine months ended September 30, 2008 after the retroactive adjustment for stock dividends.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Consolidated Condensed Statements of Cash Flows
For the Nine Months Ended September 30, 2009 and for the Three Months Ended September 30, 2009, June 30, 2009, and September 30, 2008
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	Nine Months 2009		3Q 2009	2Q 2009	3Q 2008
	(unaudited)		(unaudited)	(unaudited)	(unaudited)
	USD	NTD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	$1,707	$56,552	$30,551	$24,442	$30,574
Net Income Attributable to Minority Interest	2	54	121	4	198
Depreciation & Amortization	1,828	60,537	20,001	20,053	20,686
Deferred Income Tax	(34)	(1,122)	(426)	697	410
Equity in Losses (Earnings) of Equity Method Investees, Net	8	253	(454)	(106)	(185)
Changes in Working Capital & Others	(553)	(18,307)	(3,138)	(20,566)	4,220

Net Cash Provided by Operating Activities	2,958	97,967	46,655	24,524	55,903

Cash Flows from Investing Activities:
Acquisitions of:
Marketable Financial Instruments	(937)	(31,046)	(20,827)	(968)	(40,201)
Investments Accounted for Using Equity Method	(1)	(32)	(32)	—	(55)
Property, Plant and Equipment	(1,361)	(45,070)	(32,038)	(7,415)	(10,378)
Financial Assets Carried at Cost	(8)	(271)	(139)	(48)	(87)
Proceeds from Disposal or maturity of:
Marketable Financial Instruments	833	27,591	1,886	2,651	22,126
Property, Plant and Equipment	—	7	2	3	140
Financial Assets Carried at Cost	3	94	19	75	—
Others	(20)	(640)	(381)	(291)	1,930

Net Cash Used In Investing Activities	(1,491)	(49,367)	(51,510)	(5,993)	(26,525)

Cash Flows from Financing Activities:
Decrease in Guarantee Deposits	(10)	(327)	(77)	(86)	(83)
Proceeds from Exercise of Stock Options	6	191	162	14	51
Bonus Paid to Directors and Supervisors	—	—	—	—	(177)
Repayment of Long-Term Bonds Payable	(242)	(8,000)	—	—	—
Cash Dividends Paid for Common Stock	(2,321)	(76,876)	(76,876)	—	(76,779)
Repurchase of Treasury Stock	—	—	—	—	(23,812)
Cash Bonus Paid to Employees	—	—	—	—	(3,940)
Others	(5)	(182)	(191)	(265)	(222)

Net Cash Used in Financing Activities	(2,572)	(85,194)	(76,982)	(337)	(104,962)

Net Increase (Decrease) in Cash and Cash Equivalents	(1,105)	(36,594)	(81,837)	18,194	(75,584)

Effect of Exchange Rate Changes and Others	(33)	(1,085)	(745)	(1,939)	2,684

Cash and Cash Equivalents at Beginning of Period	5,876	194,614	239,517	223,262	185,346

Cash and Cash Equivalents at End of Period	$4,738	$156,935	$156,935	$239,517	$112,446

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD33.122 for the nine months ended September 30, 2009.

TSMC 2009 Third Quarter Investor Conference October 29, 2009

Agenda Welcome Elizabeth Sun 3Q09 Financial Results and 4Q09 Outlook Lora Ho CEO Comments Morris Chang Q&A Morris Chang / Lora Ho

Safe Harbor Notice TSMC's statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") on April 17, 2009 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

TSMC Property 3Q09 Financial HighligQ g ghts 4Q07 4Q07 QoQ YoY 3Q09 3Q09 2Q09 3Q08 QoQ YoY (In NT billions except otherwise noted) Results Guidance Net Sales 93.86 92 - 94 5.5% 25.2% 47 8% 46% +2 +1 8 (In NT billions except otherwise noted) Guidance Actual Actual Net Sales 89.94 88 - 90 74.21 92.98 21.2% -3.3% Gross Margin 47.7% 46.5% - 48.5% 46.2% 46.3% +1.5 ppt +1.4 ppt Gross Margin 47.8% - 48% ppt 1.8 ppt Operating Margin 39.2% 37% - 39% +2.8 ppt +2.6 ppt EPS - Diluted (NT$) 1.31 14.3% 24.3% Operating Margin 35.6% 35% - 37% 33.9% 35.4% +1.7 ppt +0.2 ppt EPS - Diluted (NT$) 1.18 0.94 1.17 24.8% 0.3% Flow 14.62 17.10 45.53 -14.5% -67.9% Free Cash Flow 39.98 51.9% 12.9% (1) Free Cash ROE (%) 27.3% 21.4% 27.0% +5.9 ppt +0.3 ppt SRhOipEm (e%nt) ((K1)pcs 8" equiv 27.9% +2.9 ppt +5.3 ppt Shipment (Kpcs, 8"-equiv. Wafer) 2,357 5.9% 37.2% Shipment (Kpcs, 8 -equiv. Wafer) 2,445 1,971 2,411 24.0% 1.4% Average Exchange Rate-- NTD/USD(32.8)0 33.10 31.16 -0.9% 5.2% * Total outstanding shares were 25,901mn units at 9/30/09 (C) 2009 TSMC, Ltd g , ** ROE figures are annualized based on average equity attributable to shareholders of the parent.

Income Statements TSMC Property (In NT billions except otherwise noted) 3Q09 2Q09 3Q08 QoQ YoY Net Sales 89.94 74.21 92.98 21.2% -3.3% Gross Margin 47.7% 46.2% 46.3% +1.5 ppt +1.4 ppt Operating Expenses (10.87) (9.17) (10.18) 18.6% 6.9% Operating Margin 35.6% 33.9% 35.4% +1.7 ppt +0.2 ppt Non-Operating Items 0.52 1.15 1.33 -55.1% -60.9% Long-Term Investment Gains 0.45 0.11 0.18 328.8% 144.5% Taxes (2.28) (1.94) (3.66) 17.6% -37.5% Net Income 30.55 24.44 30.57 25.0% -0.1% Net Margin 34.0% 32.9% 32.9% +1.1 ppt +1.1 ppt EPS (NT Dollar) 1.18 0.94 1.17 24.8% 0.3% (c) 2009 TSMC, Ltd

TSMC Property 3Q09 Revenue by Q y Applications Cons mer Industrial/Others 6% Consumer 18% Computer 30% Communications 46% 40.0 QoQ +25% Communications 40.0 Computer 40.0 Consumer e (NT$B) e (NT$B) QoQ +29% e (NT$B) Revenu Revenu Revenu QoQ +11% (C) 2009 TSMC, Ltd 0.0 2Q09 3Q09 0.0 2Q09 3Q09 0.0 2Q09 3Q09

TSMC Property

3Q09 Revenue by Technology


0.25/0.35um
9%
0.5um+
3%
40nm
4%
0.15/0.18um
21%
65nm
31%
0.11/0.13um
14%
90nm
18%


65nm/40nm Revenue
Revenue (NT$B)
% of Sales (%)
30
25
20
15
10
5
0
40%
30%
20%
10%
0%
1Q07
3Q07
1Q08
3Q08
1Q09
3Q09
Rev (NT$B)
% of Sales

© 2009 TSMC, Ltd

Open Innovation Platform ™

TSMC Property Balance Sheets & Key Indices Selected Items from Balance Sheets ( In NT billions excepted otherwise noted) Amount % Amount % Amount % 3Q09 2Q09 3Q08 p ) Cash & Marketable Securities 180.32 33.3% 246.77 42.0% 158.17 28.7% Accounts Receivable - Trade 35.88 6.6% 33.38 5.7% 45.33 8.2% Inventory 19.18 3.5% 18.97 3.2% 21.82 4.0% L T I t t 38 55 7 1% 32 50 5 5% 41 87 Long-Term Investment 38.55 7.1% 32.50 5.5% 41.87 7.6% Net PP&E 236.82 43.7% 225.07 38.3% 252.29 45.9% Total Assets 541.90 100.0% 587.54 100.0% 550.00 100.0% Current Liabilities 55.01 10.2% 129.63 22.1% 62.13 11.3% Long-Term Interest-bearing Debt 14.35 2.6% 14.58 2.5% 15.15 2.8% Total Liabilities 75.27 13.9% 150.19 25.6% 84.18 15.3% Total Shareholders' Equity 466.63 86.1% 437.35 74.4% 465.82 84.7% Key Indices A/R Turnover Days 36 30 43 Inventory Turnover Days Current Ratio (x) Asset Productivity (x) 1.6 1.3 1.4 41 42 45 4.4 2.4 3.7 (1) (c) 2009 TSMC, Ltd (1) Asset productivity = Annualized net sales / Average net fixed assets.

TSMC Property Cash Flows (In NT billions except otherwise noted) 3Q09 2Q09 3Q08 Beginning Balance 239.52 223.26 185.35 Cash from operating activities 46.66 24.52 55.90 Capital expenditures (32.04) (7.42) (10.38) Cash dividends (76.88) 0.00 (76.78) Share buyback 0.00 0.00 (23.81) Short-term investments/others (20.32) (0.84) (17.83) Ending Balance 156 94 239 52 112 45 (1) 156.94 239.52 112.45 Free Cash Flow 14.62 17.10 45.53 (1) Free cash flow Operating cash flow Capital expenditures. (C) 2009 TSMC, Ltd

TSMC Property Installed Capacity 2009 6%; Overall Capacity +Advanced Capacity +11% 2009 (F) 1Q09 (A) 2Q09 (A) 3Q09 (A) 4Q09 FAB / (Wafer size) 2008 (F) (A) Fab-2 ( 6") (1) 1,056 274 280 283 283 1,121 Fab-3 ( 8") 1,100 286 289 292 283 1,150 Fab-5 ( 8") 650 162 149 144 144 599 Fab-6 ( 8") 1,082 295 284 287 287 1,154 Fab-8 ( 8") 1,076 275 271 265 255 1,066 Fab-12 ( 12") (2) 840 218 219 199 243 879 Fab-14 ( 12") (2) 818 238 238 239 243 958 WaferTech ( 8") 420 106 107 109 109 431 TTSSMMCC (CShhainnaghai) ( 8") 453 128 134 135 135 531 TSMC & Subsidiaries 9,104 2,431 2,419 2,379 2,467 9,695 (8" Equivalent Kpcs) SSMC ( 8") 272 64 65 65 65 259 Total TSMC-managed 9,377 2,495 2,483 2,444 2,532 9,955 (8" Equivalent Kpcs) (C) 2009 TSMC, Ltd (1) Figures represent number of 6“ wafers. Conversion to 8“-equivalent wafers is obtained by dividing this number by 1.78. (2) Figures represent number of 12“ wafers. Conversion to 8“-equivalent wafers is obtained by multiplying this number by 2.25.

TSMC Property Capital Expenditures (In US millions) 1Q09 2Q09 3Q09 YTD TSMC 161 218 963 1,342 XinTec and GUC 2 3 6 11 TTSSMMCC CShhai ng&haWi & fWaTaferhTech 3 3 0 6 Other TSMC Subsidiaries 0 0 2 2 TSMC China & WaferTech TSMC Consolidated 166 224 971 1,361 Note: 2009 CapEx was based on the weighted average exchange rate of NT$33.122 per US dollar. (C) 2009 TSMC, Ltd

4Q09 Guidance Revenue is expected to be between NT$90 billion and NT$92 billion, at a forecast exchange rate of 32.10 NT dollars to 1 US dollar averaged over 4Q09. Gross profit margin is expected to be between 47% and 48.5%. Operating profit margin is expected to be between 35.5 % and 37%. 2009 capital expenditure will be increased to around US$2.7 billion

Recap of Recent Major Events TSMC Collaborates With Suppliers To Complete Taiwan's First Supply Chain Carbon Inventory (2009/09/21) Fujitsu Microelectronics and TSMC To Collaborate On 28nm Process Technology (2009/08/27) TSMC Has Become the First Foundry Not Only To Achieve 28nm Functional 64Mb SRAM Yield, But Also To Achieve It Across All Three 28nm Nodes (2009/8/24) TSMC Adds High-K Metal Gate Low Power Process To 28nm Road Map. Risk Production Is Expected In Q3 2010 (2009/08/24) IDT And TSMC Enter Product Fabrication Agreement (2009/08/06) TSMC Extends Design Methodology Leadership To 28nm With Reference Flow 10.0 (2009/07/22) * Please visit TSMC's Web site (http://www.tsmc.com) for details and other announcements

http://www.tsmc.com invest@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: October 29, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer